

August 14, 2013

Via E-mail
Patrick Yore
President and Chief Executive Officer
Big Clix, Corp.
3404 Oakcliff Road, Suite C6
Doraville, GA 30340

    Re: **Big Clix, Corp.**
                Form 10-Q for Fiscal Quarter Ended March 31, 2013
                Filed May 7, 2013
                File No. 333-168403

Dear Mr. Yore:

We have reviewed your filing and have the following comment. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Item 4. Controls and Procedures, page 11

1. Please provide the disclosure required by Item 307 of Regulation S-K. In doing so, please disclose the conclusion of your principal executive and financial officer regarding the effectiveness of your disclosure controls and procedures as of the end of the period covered by your report based on the evaluation of such controls and procedures required by Exchange Act Rules 13a-15(b) or 15d-15(b). Also, please note that management's report on internal control over financial reporting is an annual requirement and need not be presented on an interim basis.

   You may contact Yolanda Guobadia at (202) 551-3562 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3344 with any other questions.

                                        Sincerely,

                                        /s/ William H. Thomspon

                                        William H. Thompson
                                        Accounting Branch Chief